UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 20, 2015: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2015.

Exhibit 1 (except for (A) the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented” and the immediately following paragraph, which contain the comments of Mr. Pittas and (B) the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented”, which contains the comments of Mr. Aslidis) to this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 initially filed with the Commission on March 31, 2014 (File No. 333-194922), as amended.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2015

Maroussi, Athens, Greece – May 20, 2015 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2015.

First Quarter 2015 Highlights:

•

Total net revenues of $8.2 million. Net loss of $5.4 million; net loss attributable to common shareholders (after a $0.4 million of dividend on Series B Preferred Shares) of $5.8 million or $0.10 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $5.6 million or $0.10 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(1.8) million.

•

An average of 15.00 vessels were owned and operated during the first quarter of 2015 earning an average time charter equivalent rate of $6,501 per day.

•

The Company declared its fifth dividend of $0.4 million on its Series B Preferred shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first four months of 2015, the drybulk market pushed towards new lows putting further pressure on the cash flows of our drybulk vessels. The minimal level of new orders placed and the increased levels of scrapping in the first four months of 2015 provide us with some hope for quicker return to timecharter rate levels that can sustain cash flow neutral operations.  At the same time, timecharter rates for our medium and large feeder containerships have improved since March 2015 mitigating the negative effect of the drybulk market. While our quarterly results do not show much of this improvement, as it started late in the quarter, we are guardedly optimistic that the stronger containership market will continue for the rest of the year and positively influence our results. We expect drybulk and containership markets to reach a positive demand/supply balance sometime within 2016 and embark on a more sustained recovery, especially, if new orders remain limited.

“On the investment front, we continue to evaluate accretive growth opportunities. We believe that our operating experience and established capital market presence allow us to consider and evaluate consolidation opportunities, either individual vessels or fleet acquisitions, in connection with the financing required.”

1 Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2015 reflect the continued depressed state of the drybulk markets. Comparing our results for the first quarter of 2015 with the same period of 2014, our net revenues declined by about $1.3 million, while we incurred $0.3 million higher voyage expenses. Operating expenses, including management fees and general and administrative (“G&A”) expenses increased by approximately $0.8 million as compared to the first quarter of 2014. This was partly due to the operation of 15 vessels during the first quarter of 2015 versus 14 vessels during the same period of last year and partly on the approximately 3% increase in the daily vessel operating expenses during the first quarter of 2015 as compared to the first quarter of 2014. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages.

“Adjusted EBITDA during the first quarter of 2015 was $(1.8) million versus $1.0 million in the first quarter of last year.

“As of March 31, 2015, our outstanding debt is about $52.3 million versus restricted and unrestricted cash of about $23.8 million. We were in compliance with all our loan covenants.”

First Quarter 2015 Results:

For the first quarter of 2015, the Company reported total net revenues of $8.2 million representing a 13.9% decrease over total net revenues of $9.5 million during the first quarter of 2014. The Company reported a net loss for the period of $5.4 million and a net loss attributable to common shareholders of $5.8 million, as compared to a net loss of $2.2 million and $2.5 million respectively for the first quarter of 2014. The results for the first quarter of 2015 include a $0.1 million unrealized loss on derivatives as compared to $0.2 million unrealized gain on derivatives for the same period of 2014; and a $0.1 million realized loss on derivatives compared to a $0.2 million realized loss in the same period of 2014. Drydocking expenses amounted to $0.5 million during the first quarter of the year 2015 as one vessel undertook drydock, no drydocking was incurred in the first quarter of 2014. Depreciation expense for the first quarter of 2015 remained unchanged compared to the same period of 2014. On average, 15.00 vessels were owned and operated during the first quarter of 2015 earning an average time charter equivalent rate of $6,501 per day compared to 14.00 vessels in the same period of 2014 earning on average $7,817 per day.

Adjusted EBITDA for the first quarter of 2015 was $(1.8) million down from $1.0 million achieved during the first quarter of 2014. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first quarter of 2015 was $0.1, calculated on 57,832,313 weighted average number of shares outstanding compared to basic and diluted loss per share of $0.05 for the first quarter of 2014, calculated on 47,956,229 weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the unrealized loss and realized loss on derivatives, the adjusted loss per share for the quarter ended March 31, 2015 would have remained the same at $0.1 per share basic and diluted, compared to the loss, for the quarter ended March 31, 2014 of $0.05 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile including newbuild and secondhand vessels we agreed to construct or acquire is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Jun-15	105% average BPI 4 TC
ELENI P	Panamax	72,119		1997	TC 'till Jan-16	97% of average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Jun-15	$4,800
MONICA P	Handymax	46,667		1998	TC ‘til Jun-15	$9,500
EIRINI P	Panamax	76,466		2004	TC ‘til Nov-15	103% average BPI 4 TC
Vessels under constructions (*)
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Hull Number YZJ 1116	Kamsarmax	82,000		2015	4 year TC starting at delivery+ 1 year at charterer’s option	$14,100 Option @ $14,350
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G (ex.MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC ‘til Aug-15 + 6 months at charterer’s option	$10,750 $13,500
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Oct-15	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'til Sep-15	$9,800
DESPINA P	Handy size	33,667	1,932	1990	TC 'til Nov-15	$9,500
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Jul-15	$7,750
JOANNA	Handy size	22,301	1,732	1999	TC ‘till Jun-15	$7,250
MARINOS	Handy size	23,596	1,599	1993	TC 'till Jun -15	$6,500
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til Nov-15	$7,300
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til Jun-15	$8,400
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Jul-15	$8,700
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	19	892,528	17,587

 Note:

(*) Vessels are to be delivered in the fourth quarter of 2015 (one ultramax and one kamsarmax), the other ultramax in the first quarter of 2016 and the other kamsarmax in the fourth quarter of 2016.

Summary Fleet Data:

	Three Months, Ended March 31, 2014	Three Months, Ended March 31, 2015
FLEET DATA
Average number of vessels (1)	14.00	15.00
Calendar days for fleet (2)	1,260.0	1,350.0
Scheduled off-hire days incl. laid-up (3)	-	26.6
Available days for fleet (4) = (2) - (3)	1,260.0	1,323.4
Commercial off-hire days (5)	-	70.0
Operational off-hire days (6)	2.3	1.7
Voyage days for fleet (7) = (4) - (5) - (6)	1,257.7	1,251.7
Fleet utilization (8) = (7) / (4)	99.8%	94.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	94.7%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	99.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,817	6,501
Vessel operating expenses excl. drydocking expenses (12)	5,548	5,862
General and administrative expenses (13)	800	680
Total vessel operating expenses (14)	6,348	6,542
Drydocking expenses (15)	68	405

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

As announced, tomorrow, Thursday, May 21, 2015 at 10:00 a.m. Eastern Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until May 28, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the First Quarter 2015 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2014	2015

Revenues
Voyage revenue	9,966,997	8,628,410
Related party revenue	60,000	60,000
Commissions	(528,138)	(506,504)
Net revenues	9,498,859	8,181,906

Operating expenses
Voyage expenses	136,296	485,863
Vessel operating expenses	5,798,619	6,838,635
Drydocking expenses	85,404	546,551
Depreciation	2,852,920	2,890,476
Management fees	1,191,806	1,074,495
Other general and administrative expenses	1,007,889	917,941
Total operating expenses	11,072,934	12,753,961

Operating loss	(1,574,075)	(4,572,055)

Other income/(expenses)
Interest and finance cost	(470,141)	(547,460)
Loss on derivatives, net	(41,654)	(203,811)
Other investment income	237,500	282,625
Foreign exchange gain	1,106	35,650
Interest income	109,616	79,896
Other expenses, net	(163,573)	(353,100)
Equity loss in joint venture	(475,434)	(478,882)

Net loss	(2,213,082)	(5,404,037)
Dividend Series B Preferred shares	(264,361)	(401,751)
Net loss available to common shareholders	(2,477,443)	(5,805,788)
Loss per share, basic & diluted	(0.05)	(0.10)
Weighted average number of shares, basic & diluted	47,956,229	57,832,313

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2014	March 31, 2015

ASSETS
Current Assets:
Cash and cash equivalents	25,411,420	15,469,097
Trade accounts receivable	2,189,986	1,764,284
Other receivables, net	844,720	471,935
Inventories	1,758,930	1,451,226
Restricted cash Prepaid expenses Total current assets	294,093 348,231 30,847,380	654,136 330,302 20,140,980
Fixed assets:
Vessels, net	111,150,227	108,259,751
Advances for vessels under construction	15,687,490	21,890,532
Long-term assets:
Restricted cash	7,700,000	7,700,000
Deferred charges, net	335,621	298,095
Other investments	6,183,800	6,466,425
Investment in joint venture	18,674,094	18,195,213
Total long-term assets	159,731,232	162,810,016
Total assets	190,578,612	182,950,996

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	19,512,000	21,849,000
Trade accounts payable	2,369,983	2,831,490
Accrued expenses	1,060,797	1,047,053
Deferred revenue	803,649	775,879
Due to related company	1,145,808	190,067
Derivatives	297,992	80,360
Total current liabilities	25,190,229	26,773,849

Long-term liabilities:
Long term debt, net of current portion	34,745,000	30,490,000
Derivatives	779	343,740
Total long-term liabilities	34,745,779	30,833,740
Total liabilities	59,936,008	57,607,589

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 32,140 and 32,541 issued and outstanding respectively)	30,440,100	30,841,850
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 57,157,313 and 57,832,313, respectively, issued and outstanding)	1,714,720	1,734,970
Additional paid-in capital	266,831,088	266,915,678
Accumulated deficit	(168,343,304)	(174,149,091)
Total shareholders' equity	100,202,504	94,501,557
Total liabilities and shareholders' equity	190,578,612	182,950,996

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2014	2015

Cash flows from operating activities:
Net loss	(2,213,082)	(5,404,037)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of vessels	2,852,920	2,890,476
Amortization of deferred charges	30,850	37,526
Loss in investment in joint venture	475,434	478,882
Share-based compensation	146,040	104,840
Other income accrued	(237,500)	(282,625)
Unrealized (gain) / loss on derivatives	(179,167)	125,329
Changes in operating assets and liabilities	(1,110,183)	588,371
Net cash used in operating activities	(234,688)	(1,461,238)

Cash flows from investing activities:
Advances and payments for vessels under construction	(7,510,747)	(6,203,042)
Change in retention accounts	(1,196,968)	(360,043)
Net cash used in investing activities	(8,707,715)	(6,563,085)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	14,550,000	-
Proceeds from issuance of preferred stock, net of commissions paid	29,700,000	-
Offering expenses paid	(131,814)	-
Loan arrangement fees paid	(107,000)	-
Proceeds from long-term debt	8,000,000	-
Repayment of long-term debt	(1,193,000)	(1,918,000)
Net cash provided by /(used in) financing activities	50,818,186	(1,918,000)

Net increase / (decrease) in cash and cash equivalents	41,875,783	(9,942,323)
Cash and cash equivalents at beginning of period	11,400,237	25,411,420
Cash and cash equivalents at end of period	53,276,020	15,469,097

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss and Cash Flow Provided By / (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net loss	(2,213,082)	(5,404,037)
Interest and finance costs, net (incl. interest income)	360,525	467,564
Depreciation	2,852,920	2,890,476
Unrealized & realized loss on derivatives, net	41,654	203,811
Adjusted EBITDA	1,042,017	(1,842,186)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net cash flow used in operating activities	(234,688)	(1,461,238)
Changes in operating assets / liabilities	1,110,183	(588,371)
Realized loss on derivatives, net	220,821	78,482
Equity loss in joint venture and Other investment income, net	(237,934)	(196,257)
Share-based compensation	(146,040)	(104,840)
Interest, net	329,675	430,038
Adjusted EBITDA	1,042,017	(1,842,186)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net loss	(2,213,082)	(5,404,037)
Unrealized (gain) / loss on derivatives	(179,167)	125,329
Realized loss on derivatives	220,821	78,482
Adjusted net loss	(2,171,428)	(5,200,226)
Preferred dividends	(264,361)	(401,751)
Adjusted net loss available to common shareholders	(2,435,789)	(5,601,977)
Adjusted net loss per share, basic & diluted	(0.05)	(0.10)
Weighted average number of shares, basic & diluted	47,956,229	57,832,313

“Adjusted net loss” and “Adjusted net loss per share” Reconciliation:

Euroseas Ltd. considers “Adjusted net loss” to represent net loss before gain / loss on derivatives. “Adjusted net loss” and “Adjusted net loss per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, which items may significantly affect results of operations between periods.

“Adjusted Net loss” and “Adjusted net loss per share” do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of “Adjusted net loss” and “Adjusted net loss per share” may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 5 drybulk carriers have a total cargo capacity of 338,540 dwt, its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 21, 2015	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer